Exhibit 99.1

HRES1 PROPERTIES TRUST

400 Centre Street

Newton, MA 02458

October 26, 2004

VIA TELECOPY AND FEDERAL EXPRESS

HealthSouth Corporation

One HealthSouth Parkway

Birmingham, AL 35243

Attention:  William C. Horton, Esq.

NOTICE OF TERMINATION

Amended, Restated, and Consolidated Master

Lease Agreement, dated as of January 2, 2002

Ladies and Gentlemen:

Reference is made to the captioned agreement (the “Lease”).  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Lease.

On May 3, 2004, Landlord gave Tenant written notice of several Defaults pursuant to Sections 18.2(a), (b), and (d) of the Lease.  Landlord’s June 18th notice gave written notice of additional defaults pursuant to Sections 18.2(d) and (f).

Landlord’s June 18th notice declared an Event of Default because 30 days had passed and the Defaults were continuing.  Landlord agreed to suspend the Event of Default for a period which ended on September 15th.  To the extent that Tenant may have required additional time to cure the Defaults pursuant to 18.2(a) and 18.2(b) of the Lease, the cure period pursuant to Section 12.1(b), which is capped at 120 days in the aggregate, has passed.

Due to the occurrence of multiple Events of Default, Landlord hereby provides notice of termination of the Lease pursuant to Section 12.1.

Pursuant to Section 5.4, Tenant is required to use its best efforts to transfer and to cooperate with Landlord or Landlord’s nominee in connection with the processing of all applications for licenses, operating permits, and other governmental authorizations and all contracts which may be necessary for operation of the Facilities.  Pursuant to Section 5.4 of the Lease, HRES1 hereby requests HealthSouth to continue to manage both Facilities for so long as necessary to obtain necessary licenses, operating permits, and other governmental authorization.  For these services HRES1 hereby proposes to pay HealthSouth a management fee equal to five percent (5%) of gross revenues received (net of contractual reserves, bad debts, and the like) which fee HRES1 believes to be commercially reasonable.  In the event you disagree with this fee amount, HRES1 hereby agrees to reimburse HealthSouth all reasonable out of pocket costs and expenses and reasonable administrative costs which HealthSouth may incur in providing these services as may be determined by audit.

We will be contacting you to arrange an orderly transition at the Facilities without any disruption to the operations, patients, and staff.  Effective immediately, HealthSouth will be deemed to be managing the Facilities for HRES1’s account pursuant to Section 5.4 and therefore all net cash flows from the operation should be remitted to HRES1.

Very truly yours,

/s/ David J. Hegarty
David J. Hegarty
President

cc:           Mr. C. Richard Byrd, III

Mr. Art Wilson